April 29, 2016
Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:	Ladder Capital Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed April 29, 2016 File No. 333-209731

Dear Mr. Bancroft:
We are counsel to Ladder Capital Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated April 21, 2016 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333-209731) on Form SF-3 filed on February 4, 2016 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 2 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version as well as conforming changes and certain other minor changes to the form pooling and servicing agreement and form mortgage loan purchase agreement, also filed with Amendment No. 2. Also, for your convenience, we have separately included change pages for each of the indicated documents.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in the Amendment No. 2 are to the marked version.

Y. Jeffrey Rotblat  Tel  212 504 6401   Fax  212 504 6666  jeffrey.rotblat@cwt.com

Rolaine S. Bancroft, Esq.
April 29, 2016

Form of Prospectus

 Risk Factors, page 49
1.
We note your response to prior comment 7 and reissue in part. While we note your revision to the risk factor “Potential Conflicts of Interest of the Master Servicer and the Special Servicer” and your confirmation that you will provide appropriate context to explain the risks involved for risk factors in your prospectus for each takedown, please revise the remainder of your risk factors, including risk factor subheadings, as necessary in your next pre-effective amendment to provide the context needed to understand the risk disclosed.

The Registrant has reviewed the remainder of the risk factors and made revisions to certain of the risk factors in order to clarify and add context to the risk being disclosed.

Limited Information Causes Uncertainty, page 77
2.
We note your revision in response to comment 8 that “Information that is not included in the periodic reports, including updated information regarding the mortgage loans, mortgaged properties, and tenants, will generally not be available from other sources.” This type of information will be required to be provided in periodic reports for registered offerings of commercial mortgages offered on or after November 23, 2016 and your statement implies that this type of information will not be included in periodic reports. Please revise to clarify and provide more specificity about what additional information would make your offering speculative or risky.
The risk factor “Limited Information Causes Uncertainty” has been modified to clarify the types of information that will not be included in the periodic reports, even in the expanded reports that will be required on or after November 23, 2016.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 79
3.	We note your response to comment 9 and reissue. While we note that the sponsor is the entity that will perform the review and that you are relying on representations and warranties, the statement “If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process…may have revealed inaccuracies in the representations and warranties” gives the impression that the disclosure provided elsewhere in the prospectus may not be accurate. Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the

Rolaine S. Bancroft, Esq.
April 29, 2016

pool assets is accurate in all material respects. To minimize confusion, please revise your risk factor to state whether it was the sponsor’s finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

The risk factor “The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by the Depositor” has been revised.  We note that the adopting release for Rule 193 provides that the term “issuer” for purposes of this rule means either the depositor or the sponsor.  Therefore, this risk factor informs investors which parties conducted the Rule 193 review and advises them of the risks related thereto.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 79
4.
We note your response to comment 10 and reissue. Risk factors should describe risks that make your offering speculative or risky and it is unclear why you include this risk factor because static pool disclosure is not included in your prospectus and should be deleted because it does not describe a risk related to your offering. If you believe, however, that investors should review static pool data subject to these factors, then please revise your prospectus to include the static pool information.

The risk factor “Static Pool Data Would Not Be Indicative of the Performance of this Pool” has been removed.

Exhibit 5.1
5.
We note your legal opinion is limited to the federal laws of laws of the State of New York and to the federal laws of the United States. Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which the registrant is organized or advise.

The Registrant’s opinion relates to the validity of the securities being issued pursuant to the pooling and servicing agreement and the accuracy of the tax matters and consequences described in the prospectus.  The mortgage trust described in the prospectus is a New York common law trust, and the pooling and servicing agreement states that it is governed by the laws of New York.  The Registrant does not believe that the opinion required to be filed in connection with this registration statement includes matters for which the law of the state of the depositor’s formation would govern.
If you have any questions concerning the foregoing, please contact the undersigned.

Rolaine S. Bancroft, Esq.
April 29, 2016

Very truly yours,

/s/ Y. Jeffrey Rotblat

Y. Jeffrey Rotblat

cc:  David Traitel (w/o enclosures)